UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No.1) *

Under the Securities Exchange Act of 1934*

iClick Interactive Asia Group Limited

(Name of Issuer)

Class A ordinary shares, par value of $0.001 per share

(Title of Class of Securities)

G47048 106

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Sunee Chiraseivinupraphand
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Thailand
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,178,489 ordinary shares. See Item 4.
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,178,489 ordinary shares. See Item 4.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,178,489 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.1%. See Item 4.
12	Type of Reporting Person IN

1	Names of Reporting Persons O & K Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong S.A.R.
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,178,489 ordinary shares. See Item 4.
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,178,489 ordinary shares. See Item 4.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,178,489 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.1%. See Item 4.
12	Type of Reporting Person CO

Item 1(a).	Name of Issuer:

iClick Interactive Asia Group Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

15/F, Prosperity Millennia Plaza
663 King’s Road, Quarry Bay
Hong Kong S.A.R.

Item 2(a).	Name of Person Filing:

Sunee Chiraseivinupraphand

O & K Investment Limited

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

Sunee Chiraseivinupraphand
Flat 23, 16th Floor, Block A
Fontana Gardens
Ka Ning Path
Causeway Bay
Hong Kong

O & K Investment Limited
Flat 23, 16th Floor, Block A
Fontana Gardens
Ka Ning Path
Causeway Bay
Hong Kong

Item 2(c).	Citizenship:

Sunee Chiraseivinupraphand — Thailand

O & K Investment Limited — Hong Kong S.A.R.

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value of $0.001 per share (the “Class A Ordinary Shares”)

Item 2(e).	CUSIP No.:

G47048 106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership

The following information with respect to the ownership of the Class A Ordinary Shares by each of the reporting persons is provided as of December 31, 2019:

Reporting Person:	Amount Beneficially Owned:		Percent of Class:(1)	Sole Power to Vote or Direct the Vote:	Shared Power to Vote or to Direct the Vote:		Sole Power to Dispose or to Direct the Disposition of:	Shared Power to Dispose or to Direct the Disposition of:
Sunee Chiraseivinupraphand	1,178,489	(2)	4.1%	0	1,178,489	(2)	0	1,178,489	(2)
O & K Investment Limited	1,178,489	(3)	4.1%	0	1,178,489	(3)	0	1,178,489	(3)

(1)

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 28,584,491 ordinary shares, comprised of 23,763,883 Class A Ordinary Shares and 4,820,608 Class B Ordinary Shares, outstanding as of September 30, 2019, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2019

(2)

1,178,489 Class A Ordinary Shares held by O & K Investment Limited. Ms. Sunee Chiraseivinupraphand is the sole director of O & K Investment Limited and spouse of Wing Hong Sammy Hsieh, who is the co-founder, chief executive officer and director of the Issuer.

(3)	1,178,489 Class A Ordinary Shares held by O & K Investment Limited.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
Company or Control Person
Not applicable
Item 8.	Identification and Classification of Members of the Group
Not applicable
Item 9.	Notice of Dissolution of Group
Not applicable
Item 10.	Certifications
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2020

Sunee Chiraseivinupraphand	/s/ Sunee Chiraseivinupraphand

O & K Investment Limited	By:	/s/ Sunee Chiraseivinupraphand
	Name:	Sunee Chiraseivinupraphand
	Title:	Director

LIST OF EXHIBITS

Exhibit 99.1 — Joint Filing Agreement